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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number 33-3377 LA

[Check One]:

[X ] Form 10 K     [ ] Form 20 F   [ ] Form 11 K   [ ] Form 10 Q  [ ] Form N-SAR

         For the Period Ended:   December 31, 1997


[ ] Transition Report on Form 10-K
[ ] Transition report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition report on Form N-SAR

         For the Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:


                         PART -- REGISTRANT INFORMATION

Full Name of Registrant:
WHITEHALL INCOME FUND-86, A CALIFORNIA LIMITED PARTNERSHIP

Former Name if Applicable:

Address of Principal Executive Office:
6418 E. Tanque Verde Road

City, State and Zip Code:
Tucson, AZ 85715


                      PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort and expense;

         [X]      (b)      The subject annual report , semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

          [ ]     (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25 (c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or transition report or portion thereof, could not be filed within the prescribed time period.

Information required by the outside auditors from legal counsel has not yet been received. This information is vital to the completion of the accountant's statement and could not be obtained without unreasonable effort and expense.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


                  Jane Shera            520                750-0500
                   (Name)            (Area Code)       (Telephone Number)


(2) Have all the other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           WHITEHALL INCOME FUND '86, A CALIFORNIA LIMITED PARTNERSHIP
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

 Date: March 31, 1998      By: /s/ Jack C. West
                           Managing Member of the General Partner